UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DELTEK SYSTEMS, INC.
(Name of the Issuer)

Deltek Systems, Inc.
Kenneth E. deLaski
Donald deLaski
Robert E. Gregg
Eric J. Brehm
DF Merger Co., Inc.
(Names of Persons Filing Statement)

Common Stock, $.001 par value
(Title of Class of Securities)

24785A-10-8
(CUSIP Number of Class of Securities)

Kenneth E. deLaski
Chief Executive Officer
8280 Greensboro Drive
McLean, Virginia 22102
(703) 734-8606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

COPIES TO:
James J. Maiwurm
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

This statement is filed in connection with (check the appropriate box):

a [x] The filing of solicitation materials or an information statement subject to
    Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
    Exchange Act of 1934.
b [ ] The filing of a registration statement under the Securities Act of 1933.
c [ ] A tender offer.
d [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,075,650.50*	$4,607**

  * The "Transaction Value" amount referred to above is approximately the sum of (i) the product of 6,885,930 outstanding shares of Common Stock (excluding 8,476,332 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to Mergerco immediately prior to the proposed merger, as discussed below) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $841,251 to be paid in respect of options to purchase up to 243,986 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.

  ** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,446
Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-22001)
Filing Party: Deltek Systems, Inc.
Date Filed: March 15, 2002

INTRODUCTION

This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Statement") filed on March 15, 2002 by Deltek Systems, Inc., a Virginia corporation ("Deltek"), DF Merger Co., Inc., a Virginia corporation ("Mergerco"), Kenneth E. deLaski, Chief Executive Officer, President and Chairman of the Board of Deltek and President, Director and sole shareholder of Mergerco, Donald deLaski, a director of Deltek and Mergerco, and Robert E. Gregg, a director of Deltek and Mergerco, in connection with a proposed merger of Mergerco with and into Deltek with Deltek as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and Mergerco (the "Merger Agreement"), whereby each shareholder (other than the shareholders who are seeking to acquire Deltek and who will contribute their shares to Mergerco immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. Eric J. Brehm, an executive vice president of Deltek, is joining as a filing person in filing this Statement. The Merger Agreement and the related plan of merger have been approved by a special committee of Deltek's board of directors and by Deltek's entire board of directors. Deltek's shareholders will be asked to vote upon the approval of the Merger Agreement and the related plan of merger at a special meeting of the shareholders of Deltek (the "Special Meeting").

This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Statement, Deltek is filing Amendment No. 1 to its preliminary proxy statement (as amended, the "Proxy Statement") under Regulation 14A of the Exchange Act pursuant to which the shareholders of Deltek will be given notice of, and an opportunity to vote on, the Merger Agreement and the related plan of merger at the Special Meeting. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 6. PURPOSES OF THE TRANSACTION

(C)(1)-(8)   The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS — Conduct of the Business of Deltek if the Merger is Completed" is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(4)	Press Release of Deltek Systems, Inc. dated as of April 9, 2002.
(b)(1)	Commitment Letter, dated as of April 5, 2002 by and between SunTrust Bank and DF Merger Co., Inc.
(c)(2)	Materials presented by William Blair & Company, L.L.C. on February 8, 2002.
(c)(3)	Materials presented by William Blair & Company, L.L.C. on February 9, 2002.
(c)(4)	Materials presented by William Blair & Company, L.L.C. on February 13, 2002.

-5-

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DELTEK SYSTEMS, INC

/s/ Kenneth E. deLaski
_____
Kenneth E. deLaski
Chief Executive Officer, President
and Chairman of the Board

DF MERGER CO., INC

/s/ Kenneth E. deLaski
_____
Kenneth E. deLaski
President

/s/ Kenneth E. deLaski
_____
Kenneth E. deLaski

/s/ Donald deLaski
_____
Donald deLaski

/s/ Robert E. Gregg
_____
Robert E. Gregg

/s/ Eric J. Brehm
_____
Eric J. Brehm

Dated: April 23, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	FILING METHOD
(a)(4)	Press Release of Deltek Systems, Inc. dated as of April 9, 2002.	Filed herewith
(b)(1)	Commitment Letter, dated as of April 5, 2002, by and between SunTrust Bank and DF Merger Co., Inc.	Filed herewith
(c)(2)	Materials presented by William Blair & Company, L.L.C. on February 8, 2002.	Filed herewith
(c)(3)	Materials presented by William Blair & Company, L.L.C. on February 9, 2002.	Filed herewith
(c)(4)	Materials presented by William Blair & Company, L.L.C. on February 13, 2002.	Filed herewith